RW-1 REQUEST FOR WITHDRAWAL OF REGISTRATION

Gunther Grant, Inc.

133 East Main Street East Islip, New York 11730

(631) 224-8450

October 22, 2008

Via Edgar Transmission

Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 7010

Washington, D.C. 20549-0405

Att: H. Roger Schwall

Re:	Gunther Grant, Inc.
Registration Statement on Form 10
Filed February 14, 2008; amended February 21, 2008 and July 18, 2008
File No. 1-33969

Dear Mr. Schwall,

Pursuant to Rule 477 under the Securities Act of 1933, Gunther Grant, Inc. (the “Company”) respectfully requests the immediate withdrawal of the registration statement on Form 10, File No. 1-33969 originally filed February 14, 2008, together with all exhibits thereto (collectively, the “Registration Statement”).

The Registrant believes that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors, as contemplated in paragraph (a) of said Rule 477. We acknowledge that we have outstanding comments on this Registration Statement and fully intend to respond to those comments in writing.

We understand that this application for withdrawal will be deemed granted as of the date filed unless notice is received from the Commission to the contrary. If you have any questions regarding this withdrawal request, please contact me directly at (631) 224-8450.

Sincerely,

By: /s/ Grant Newsteder

Chief Executive Officer

Cc: Kevin Stertzel

      Jill Davis